THE DIAMOND CARTEL, INC.
                               28 Banting Crescent
                                 London, Ontario
                                 Canada N6G 4G2
                                 (519) 619-4370



                                February 23, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   The Diamond Cartel, Inc.
            Form S-1
            SEC File No. 333-215884


     The Diamond Cartel, Inc. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to February 28, 2018, 11:00 a.m. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.


                                       Very Truly Yours,

                                       /s/ Michel Atlidakis

                                       Michel Atlidakis